Exhibit 99.3

THE EXCHANGE CONTEMPLATED HEREIN IS INTENDED TO COMPORT WITH THE REQUIREMENTS OF SECTION 3(a)(9) OF THE SECURITIES ACT OF 1933.

EXCHANGE AGREEMENT

This Exchange Agreement (this "Agreement") is entered into as of March 10, 2021 by and among Oasis Capital, LLC, a Puerto Rican limited liability company ("Oasis") and Sphere3D Corp., an Ontario corporation (the "Company").

A. The Company previously issued to Oasis pursuant to a Securities Purchase Agreement dated July 28, 2020 ("SPA") a $615,000 8% Promissory Note ("Prior Note"). We refer to the SPA and the Prior Note and together with all other documents entered into in conjunction therewith, the "Transaction Documents").

B. Oasis and the Company desire to exchange (such exchange is referred to as the "Exchange") the Prior Note for a new Secured Convertible Promissory Note in the form attached as Exhibit A (the "New Note"), according to the terms and conditions of this Agreement.

C. The Exchange will consist of Oasis surrendering the Prior Note in exchange for the New Note.

D. Other than the surrender of the Prior Note, no consideration of any kind whatsoever shall be given by Oasis to the Company in connection with this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Recitals and Definitions. Each of the parties hereto acknowledges and agrees that the recitals set forth above in this Agreement are true and accurate, are contractual in nature, and are hereby incorporated into and made a part of this Agreement.

2. Terms of the Exchange. At the Closing (as defined below), (i) the Prior Note shall be cancelled and all obligations of the Company under the Prior Note shall be deemed fulfilled and (ii) the Company shall deliver to Oasis the New Note.

3. Closing. The closing of the transaction contemplated hereby (the "Closing") along with the delivery of the New Note to Oasis shall occur on the date that is mutually agreed to by the Company and Oasis by means of the exchange by express courier and email of .pdf documents.

4. Holding Period, Tacking and Legal Opinion. The Company agrees not to take a position contrary to this Section 4 in any document, statement, setting, or situation in respect to the following: For the purposes of Rule 144 ("Rule 144") of the Securities Act of 1933 (the "Securities Act"), the holding period of the New Note will include the holding period of the Prior Note that were exchanged for the New Note. The Company, to the best of its understanding, and Oasis hereby represent that (i) the transactions contemplated hereby and all other documents associated with this transaction comport with the requirements of Section 3(a)(9) of the Securities Act and (ii) Oasis currently is not and will not be upon the Closing (individually or together as a group) deemed an "affiliate" as defined in Rule 144. The Company acknowledges and understands that the representations and agreements of the Company in this Section 4 are a material inducement to Oasis's decision to consummate the transactions contemplated herein.

5. The Company's Representations, Warranties and Agreements. In order to induce Oasis to enter into this Agreement, the Company, for itself, and for its affiliates, successors and assigns, hereby acknowledges, represents, warrants and agrees as follows: (a) the Company has full power and authority to enter into this Agreement and to incur and perform all obligations and covenants contained herein, all of which have been duly authorized by all proper and necessary action, (b) no consent, approval, filing or registration with or notice to any governmental authority is required as a condition to the validity of this Agreement or the performance of any of the obligations of the Company hereunder, unless otherwise specified in the Agreement (c) the issuance of the New Note is duly authorized by all necessary corporate action and the New Note are validly issued, fully paid and non-assessable, free and clear of all taxes, liens, claims, pledges, mortgages, restrictions, obligations, security interests and encumbrances of any kind, nature and description, (d) the Company has not received any consideration in any form whatsoever for entering into this Agreement, other than the surrender of the Prior Note, and (e) the Company has taken no action which would give rise to any claim by any person for a brokerage commission, placement agent or finder's fee or other similar payment by the Company related to this Agreement.

6. Oasis's Representations, Warranties and Agreements. In order to induce the Company to enter into this Agreement, Oasis, for itself, and for its affiliates, successors and assigns, hereby acknowledges, represents, warrants and agrees as follows: (a) Oasis has full power and authority to enter into this Agreement and to incur and perform all obligations and covenants contained herein, all of which have been duly authorized by all proper and necessary action, (b) no consent, approval, filing or registration with or notice to any governmental authority is required as a condition to the validity of this Agreement or the performance of any of the obligations of Oasis hereunder, and (c) Oasis has taken no action which would give rise to any claim by any person for a brokerage commission, placement agent or finder's fee or other similar payment by the Company related to this Agreement.

7. Governing Law; Venue. This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

8. Arbitration. Any disputes, claims, or controversies arising out of or relating to this Note, or the transactions, contemplated thereby, or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Note to arbitrate, shall be referred to and resolved solely and exclusively by binding arbitration to be conducted before the Judicial Arbitration and Mediation Service ("JAMS" ), or its successor pursuant the expedited procedures set forth in the JAMS Comprehensive Arbitration Rules and Procedures (the "Rules"), including Rules 16.1 and 16.2 of those Rules. The arbitration shall be held in New York, New York, before a tribunal consisting of three arbitrators each of whom will be selected in accordance "strike and rank" methodology set forth in Rule 15. Either party to this Note may, without waiving any remedy under this Note, seek from any court having jurisdiction any interim or provisional relief that is necessary to protect the rights or property of that party, pending the establishment of the arbitral tribunal. The costs and expenses of such arbitration shall be allocated as determined by the arbitrators, and the arbitrators are authorized to award attorneys' fees to the prevailing party, including pre- and post-award interest. The arbitrators' decision must set forth a reasoned basis for any award of damages or finding of liability. The arbitrators' decision and award will be made and delivered as soon as reasonably possible and in any case within 60 days' following the conclusion of the arbitration hearing and shall be final and binding on the parties and may be entered by any court having jurisdiction thereof.

2

9. Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile transmission or other electronic transmission (including email) shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile transmission or other electronic transmission (including email) shall be deemed to be their original signatures for all purposes.

10. Attorneys' Fees. In the event of any arbitration or action at law or in equity to enforce or interpret the terms of this Agreement, the parties agree that the party who is awarded the most money shall be deemed the prevailing party for all purposes and shall therefore be entitled to an additional award of the full amount of the attorneys' fees and expenses paid by such prevailing party in connection with the arbitration, litigation and/or dispute without reduction or apportionment based upon the individual claims or defenses giving rise to the fees and expenses. Nothing herein shall restrict or impair an arbitrator's or a court's power to award fees and expenses for frivolous or bad faith pleading.

11. No Reliance. The Company acknowledges and agrees that neither Oasis nor any of its officers, directors, members, managers, equity holders, representatives or agents has made any representations or warranties to the Company or any of its agents, representatives, officers, directors, or employees except as expressly set forth in this Agreement and, in making its decision to enter into the transactions contemplated by this Agreement, the Company is not relying on any representation, warranty, covenant or promise of Oasis or its officers, directors, members, managers, equity holders, agents or representatives other than as set forth in this Agreement.

12. Severability. If any part of this Agreement is construed to be in violation of any law, such part shall be modified to achieve the objective of the parties to the fullest extent permitted and the balance of this Agreement shall remain in full force and effect.

13. Entire Agreement. This Agreement, together with the Transaction Documents, and all other documents referred to herein, supersedes all other prior oral or written agreements between the Company, Oasis, its affiliates and persons acting on its behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither Oasis nor the Company makes any representation, warranty, covenant or undertaking with respect to such matters.

14. Amendments. This Agreement may be amended, modified, or supplemented only by written agreement of the parties. No provision of this Agreement may be waived except in writing signed by the party against whom such waiver is sought to be enforced.

15. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. This Agreement or any of the severable rights and obligations inuring to the benefit of or to be performed by Oasis hereunder may be assigned by Oasis to a third party, including its financing sources, in whole or in part. The Company may not assign this Agreement or any of its obligations herein without the prior written consent of Oasis.

16. Continuing Enforceability; Conflict Between Documents. Except as otherwise modified by this Agreement, and each of the other Transaction Documents shall remain in full force and effect, enforceable in accordance with all of its original terms and provisions. This Agreement shall not be effective or binding unless and until it is fully executed and delivered by Oasis and the Company. If there

3

is any conflict between the terms of this Agreement, or any other Transaction Document, the terms of this

Agreement shall prevail.

17. Time of Essence. Time is of the essence with respect to each and every provision of this

Agreement.

18. Notices. Any notice or communication permitted or required hereunder shall be in writing and shall be deemed sufficiently given if hand-delivered or sent (i) postage prepaid by registered mail, return receipt requested at the address on the signature page below, or (ii) by email, to the respective parties as set forth below on the signature page below, or (iii) to such other address or email address as either party may notify the other in writing.

19. Further Assurances. Each party shall do and perform or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

[Remainder of page intentionally left blank]

4

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.

The Company:

SPHERE 3D CORP.

By:          /s/ Peter Tassiopoulos

Name:    Peter Tassiopoulos

Title:      CEO

OASIS:

OASIS CAPITAL, LLC

By: /s/Adam Long

      Adam Long, Managing Member

[Signature Page to Exchange Agreement]

EXHIBIT A

NEITHER THE ISSUANCE NOR SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES FILED PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

Principal Amount: Up to $796,159.41	Issue Date: MARCH 10, 2021

CONVERTIBLE PROMISSORY NOTE

FOR VALUE RECEIVED, Sphere 3D Corp., an Ontario corporation (the "Borrower"), as of March 10, 2021 (the "Issue Date"), hereby promises to pay to the order of OASIS CAPITAL, LLC, a Puerto  Rico  limited  liability  company,  (the  "Lender"  and  including  its  registered  assigns,  the "Holder"), the principal sum of up to $796,159.41 (the "Principal Amount"), together with interest at the rate of 8% per annum, at maturity or upon acceleration or otherwise, as set forth herein (this "Note"). This Note is being issued by the Borrower to the Lender pursuant to that certain Exchange Agreement (the "Purchase Agreement") entered into by the Borrower and the Lender on the Issue Date. The maturity date shall be the date that is 12 months from the Issue Date (the "Maturity Date"), and is the date upon which the Principal Amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. This Note may  not  be  repaid  in  whole  or  in  part  except  as  otherwise  explicitly  set  forth herein. Any amount of principal or interest on this Note that is not paid by the Maturity Date shall bear interest at the rate of the lesser of (i) 24% per annum or (ii) the maximum amount allowed by law, from the due date thereof until the same is paid ("Default Interest"). All payments due hereunder (to the extent not converted into the Borrower's Common Stock, no par value per share (the "Common Stock")) shall be made in lawful money of the United States of America. All payments shall be made at such address as the Holder shall hereafter give to the Borrower by written notice made in accordance with the provisions of this Note. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a business day, the same shall instead be due on the next succeeding day which is a business day and, in the case of any interest payment date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of interest due on such date. As used in this Note, the term "business day" shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the city of New York, New York are authorized or required by law or executive order to remain closed.

This Note is free from all taxes, liens, claims and encumbrances with respect to the issue thereof and shall not be subject to preemptive rights or other similar rights of shareholders of the Borrower and will not impose personal liability upon the holder thereof. Capitalized terms used in this Note shall have the meanings set forth in the Purchase Agreement unless otherwise defined in this Note.

The following additional terms shall also apply to this Note:

Exhibit A-1

ARTICLE I.

1.1 Conversion Right. Notwithstanding any other terms in this Note, the Holder shall have the right at any time after the Issue Date to convert all or any part of the entire outstanding and unpaid Principal Amount and accrued and unpaid interest of this Note into fully paid and non-assessable shares of Common Stock, as such Common Stock exists on the Issue Date, or any shares of capital stock or other securities of the Borrower into which such Common Stock shall hereafter be changed or reclassified at the Conversion Price determined as provided herein (a "Conversion"); provided, however, that in no event shall the Holder be entitled to convert any portion of this Note in excess of that portion of this Note upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (excluding shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of this Note or the unexercised or unconverted portion of any other security of the Borrower subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of this Note with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock (the "Maximum Share Amount"). The Holder, upon not less than 61 days' prior written notice to the Borrower, may increase the Maximum Share Amount, provided that the Maximum Share Amount shall never exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of this Note held by the Holder and the provisions of this Section 1.1 shall continue to apply. Any such increase will not be effective until the 61st day after such notice is delivered to the Borrower. The Maximum Share Amount provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 1.1 to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Maximum Share Amount provisions contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to any successor holder of this Note. For purposes of this Section 1.1, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Regulations

13D-G thereunder, except as otherwise provided in clause (1) of such proviso. The number of shares of Common Stock to be issued upon each conversion of this Note shall be determined by dividing the Conversion Amount (as defined below) by the applicable Conversion Price then in effect on the date specified in the notice of conversion, in the form attached hereto as Exhibit A (the "Notice of Conversion"), delivered to the Borrower by the Holder in accordance with Section 1.3 below; provided that the Notice of Conversion is submitted by facsimile or e-mail (or by other means resulting in, or reasonably expected to result in, notice) to the Borrower before 6:00 p.m., New York, New York time on such conversion date (the "Conversion Date"). The term "Conversion Amount" means, with respect to any conversion of this Note, the sum of (A) the Principal Amount of this Note to be converted in such conversion, plus (B) at the Holder's option, accrued and unpaid interest, if any, on such Principal Amount at the interest rates provided in this Note to the Conversion Date, plus (C) at the Holder's option, Default Interest, if any, on the amounts referred to in the immediately preceding clauses (A) and/or (B), plus (D) at the Holder's option, any amounts owed to the Holder pursuant to Sections 1.2, 1.3(g), 4.11, and/or 4.12 and/or Article III hereof.

1.2 Conversion Price.

(a)        Conversion Price. The "Conversion Price" per share shall be 90% of the lowest VWAP of the Common Stock as reported on the Trading Market during the 10 consecutive Trading Day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Notice of Conversion. Additionally, if an Event of Default has occurred, regardless of whether such Event of Default has been cured or remains ongoing, this Note shall be convertible at 80% of the lowest VWAP of the Common Stock as reported on the Trading Market during the 15 consecutive Trading Day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Notice of Conversion. All such Conversion Price determinations are to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Common Stock.

Exhibit A-2

(b)        Authorized Shares. The Borrower covenants that during the period the conversion right exists, the Borrower will reserve from its authorized and unissued Common Stock a sufficient number of shares, free from preemptive rights, to provide for the issuance of Common Stock upon the full conversion of this Note, which shall be at least TWO times the number of shares that is actually issuable upon full conversion of this Note (based on the Conversion Price of this Note in effect from time to time) (the "Reserved Amount"). The Reserved Amount shall be increased from time to time in accordance with the Borrower's obligations hereunder. The Borrower represents that upon issuance, such shares of Common Stock will be duly and validly issued, fully paid and non-assessable. In addition, if the Borrower shall issue any securities or make any change to its capital structure which would change the number of shares of Common Stock into which this Note shall be convertible at the Conversion Price, the Borrower shall at the same time make proper provision so that thereafter there shall be a sufficient number of shares of Common Stock authorized and reserved, free from preemptive rights, for conversion of the outstanding Notes. The Borrower acknowledges that it has irrevocably instructed its transfer agent to issue certificates (or book-entry shares) for the Common Stock issuable upon conversion of this Note, and agrees that its issuance of this Note shall constitute full authority to its officers and agents who are charged with the duty of executing stock certificates (or applicable instructions for the issuance of book-entry shares) to execute and issue the necessary certificates (or book-entry shares) for shares of Common Stock in accordance with the terms and conditions of this Note.

If, at any time the Borrower does not maintain the Reserved Amount it will be considered an Event of Default under Section 3.2 of this Note.

1.3 Method of Conversion.

(a)        Mechanics of Conversion. Subject to Section 1.1, this Note may be converted by the Holder in whole or in part at any time, (A) by submitting to the Borrower a Notice of Conversion (by facsimile, e-mail or other reasonable means of communication dispatched on the Conversion Date prior to 11:00 a.m., New York, New York time) and (B) subject to Section 1.3(b), surrendering this Note at the principal office of the Borrower.

(b)        Surrender of Note Upon Conversion. Notwithstanding anything to the contrary set forth herein, upon conversion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Borrower unless the entire unpaid Principal Amount of this Note is so converted. The Holder and the Borrower shall maintain records showing the Principal Amount so converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Borrower, so as not to require physical surrender of this Note upon each such conversion. In the event of any dispute or discrepancy, such records of the Borrower shall, prima facie, be controlling and determinative in the absence of manifest error. Notwithstanding the foregoing, if any portion of this Note is converted as aforesaid, the Holder may not transfer this Note unless the Holder first physically surrenders this Note to the Borrower, whereupon the Borrower will forthwith issue and deliver upon the order of the Holder a new Note of like tenor, registered as the Holder (upon payment by the Holder of any applicable transfer taxes) may request, representing in the aggregate the remaining unpaid Principal Amount of this Note. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of a portion of this Note, the unpaid and unconverted Principal Amount of this Note represented by this Note may be less than the amount stated on the face hereof.

Exhibit A-3

(c)        Payment of Taxes. The Borrower shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock or other securities or property on conversion of this Note in a name other than that of the Holder (or in street name), and the Borrower shall not be required to issue or deliver any such shares or other securities or property unless and until the person or persons (other than the Holder or the custodian in whose street name such shares are to be held for the Holder's account) requesting the issuance thereof shall have paid to the Borrower the amount of any such tax or shall have established to the satisfaction of the Borrower that such tax has been paid.

(d)        Delivery of Common Stock Upon Conversion. Upon receipt by the Borrower from the Holder of a facsimile transmission or e-mail (or other reasonable means of communication) of a Notice of Conversion meeting the requirements for conversion as provided in this Section 1.3, the Borrower shall issue and deliver or cause to be issued and delivered to or upon the order of the Holder certificates for the Common Stock issuable upon such conversion within one business days after such receipt (the "Deadline") (and, solely in the case of conversion of the entire unpaid Principal Amount hereof, surrender of this Note) in accordance with the terms hereof.

(e)        Obligation of Borrower to Deliver Common Stock. Upon receipt by the Borrower of a Notice of Conversion, the Holder shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, the outstanding Principal Amount and the amount of accrued and unpaid interest on this Note shall be reduced to reflect such conversion, and, unless the Borrower defaults on its obligations under this Article I, all rights with respect to the portion of this Note being so converted shall forthwith terminate except the right to receive the Common Stock or other securities, cash or other assets, as herein provided, on such conversion. If the Holder shall have given a Notice of Conversion as provided herein, the Borrower's obligation to issue and deliver the certificates for Common Stock shall be absolute and unconditional, irrespective of the absence of any action by the Holder to enforce the same, any waiver or consent with respect to any provision thereof, the recovery of any judgment against any person or any action to enforce the same, any failure or delay in the enforcement of any other obligation of the Borrower to the holder of record, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder of any obligation to the Borrower, and irrespective of any other circumstance which might otherwise limit such obligation of the Borrower to the Holder in connection with such conversion. The Conversion Date specified in the Notice of Conversion shall be the Conversion Date so long as the Notice of Conversion is received by the Borrower before 6:00 p.m., New York, New York time, on such date.

(f)        Delivery of Common Stock by Electronic Transfer. In lieu of delivering physical certificates representing the Common Stock issuable upon conversion, provided the Borrower is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer ("FAST") program, upon request of the Holder and its compliance with the provisions contained in Sections 1.1 and

1.2 and in this Section 1.3, the Borrower shall use its best efforts to cause its transfer agent to electronically transmit the Common Stock issuable upon conversion to the Holder by crediting the account of Holder's Prime Broker with DTC through its Deposit Withdrawal Agent Commission ("DWAC") system.

(g)        Failure to Deliver Common Stock Prior to Deadline. Without in any way limiting the Holder's right to pursue other remedies, including actual damages and/or equitable relief, the parties agree that if delivery of the Common Stock issuable upon conversion of this Note is not delivered by the Deadline the Borrower shall pay to the Holder $3,000 per business day for each business day beyond the Deadline that the Borrower fails to deliver such Common Stock (unless such failure results from war, acts of terrorism, an epidemic, or natural disaster) ("Conversion Default Payments"). Such amount shall be paid to Holder in cash by the fifth day of the month following the month in which it has accrued or, at the option of the Holder (by written notice to the Borrower by the first day of the month following the month in which it has accrued), shall be added to the Principal Amount of this Note on the fifth day of the month following the month in which it has accrued, in which event interest shall accrue thereon in accordance with the terms of this Note and such additional Principal Amount shall be convertible into Common Stock in accordance with the terms of this Note. The Borrower agrees that the right to convert is a valuable right to the Holder. The damages resulting from a failure, attempt to frustrate, and/or interference with such conversion right are difficult if not impossible to quantify. Accordingly, the parties acknowledge that the liquidated damages provision contained in this Section 1.3(g) are justified.

Exhibit A-4

1.4 Concerning the Shares. If permissible pursuant to the Securities Act and the rules and regulations promulgated thereunder, the shares of Common Stock issuable upon conversion of this Note shall be freely tradeable upon conversion.

1.5 Status as Shareholder. Upon submission of a Notice of Conversion by a Holder, (i) the shares covered thereby (other than the shares, if any, which cannot be issued because their issuance would exceed such Holder's allocated portion of the Reserved Amount or non-waived Maximum Share Amount) shall be deemed converted into shares of Common Stock and (ii) the Holder's rights as a Holder of such converted portion of this Note shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Borrower to comply with the terms of this Note. Notwithstanding the foregoing, if a Holder has not received certificates or transmission of such shares pursuant to Section 1.3(f) for all shares of Common Stock prior to the tenth (10th) business day after the expiration of the Deadline with respect to a conversion of any portion of this Note for any reason, then (unless the Holder otherwise elects to retain its status as a holder of Common Stock by so notifying the Borrower) the Holder shall regain the rights of a Holder of this Note with respect to such unconverted portions of this Note and the Borrower shall, as soon as practicable, return such unconverted Note to the Holder or, if this Note has not been surrendered, adjust its records to reflect that such portion of this Note has not been converted. In all cases, the Holder shall retain all of its rights and remedies (including, without limitation, (i) the right to receive Conversion Default Payments pursuant to Section 1.3(g) to the extent required thereby for such conversion default and any subsequent conversion default and (ii) the right to have the Conversion Price with respect to subsequent conversions determined in accordance with Section 1.2) for the Borrower's failure to convert this Note.

1.6 Trading Market Regulation. The Company shall not be required to issue any shares of Common Stock upon receipt of a Conversion Notice if the issuance of such shares together with any previous issuances of shares pursuant to this Note by the Holder hereof would exceed 1,917,700shares of Common Stock [19.9% of the shares of Common Stock outstanding], subject to appropriate adjustment for any stock dividends, stock splits, combination, reclassification or similar transactions after the date hereof (the "Exchange Cap"). Upon any conversion of this Note, the Company shall issue the maximum amount of the number of shares of Common Stock set forth in the applicable Conversion Notice that may be issued without exceeding the Exchange Cap. For the avoidance of doubt, to the extent the conversion of any Principal and Interest of this Note pursuant to any Conversion Notice in respect of a Conversion would have resulted in an issuance of shares in excess of the Exchange Cap, such Principal and Interest shall not be converted, and such Principal shall remain outstanding and shall be repaid in cash in accordance with the terms of this Note.

ARTICLE II. CERTAIN COVENANTS

2.1 Distributions on Capital Stock. So long as the Borrower shall have any obligation under this Note, the Borrower shall not without the Holder's written consent (a) pay, declare or set apart for such payment, any dividend or other distribution (whether in cash, property or other securities) on shares of capital stock other than dividends on shares of Common Stock solely in the form of additional shares of Common Stock or (b) directly or indirectly or through any Subsidiary make any other payment or distribution in respect of its capital stock except for distributions pursuant to any shareholders' rights plan which is approved by a majority of the Borrower's disinterested directors.

Exhibit A-5

2.2 Restriction on Stock Repurchases. So long as the Borrower shall have any obligation under this Note, the Borrower shall not without the Holder's written consent redeem, repurchase or otherwise acquire (whether for cash or in exchange for property or other securities or otherwise) in any one transaction or series of related transactions any shares of capital stock of the Borrower or any warrants, rights or options to purchase or acquire any such shares.

2.3 Repayment from Proceeds. While any portion of this Note is outstanding, if the Borrower receives cash proceeds in a financing transaction from any source or series of related or unrelated sources, including but not limited to, the issuance debt securities by the Borrower, the exercise of outstanding warrants of the Borrower, the issuance of securities pursuant to an equity line of credit of the Borrower (which shall require the Borrower's prior written consent), issuance of non-fixed price securities, or the sale of assets other than in the ordinary course of business, the Borrower shall, within three business days of Borrower's receipt of such proceeds, inform the Holder of such receipt, following which the Holder shall have the right in its sole discretion to require the Borrower to immediately apply up to 100% of such proceeds to repay all or any portion of the outstanding amounts owed under this Note. Failure of the Borrower to comply with this provision shall constitute an Event of Default. In the event that such proceeds are received by the Holder prior to the Maturity Date, the required prepayment shall be subject to the terms of Section 4.14 herein.

ARTICLE III. EVENTS OF DEFAULT

The occurrence of any of the following shall each constitute an "Event of Default", with no right to notice or the right to cure except as specifically stated:

3.1 Failure to Pay Principal or Interest. The Borrower fails to pay the principal hereof or interest thereon when due on this Note, whether at the Maturity Date, upon acceleration, or otherwise.

3.2 Reserve/Issuance Failures. The Borrower fails to reserve a sufficient amount of shares of Common Stock as required under the terms of the Purchase Agreement, fails to issue shares of Common Stock to the Holder (or announces or threatens in writing that it will not honor its obligation to do so) upon exercise by the Holder of the conversion rights of the Holder in accordance with the terms of any securities of the Borrower held by the Holder, fails to transfer or cause its transfer agent to transfer (issue) (electronically or in certificated form) shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to any securities of the Borrower held by the Holder as and when required by such securities, the Borrower directs its transfer agent not to transfer or delays, impairs, and/or hinders its transfer agent in transferring (or issuing) (electronically or in certificated form) shares of Common Stock to be issued to the Holder upon conversion of or otherwise pursuant to any securities of the Borrower held by the Holder as and when required by such securities, or fails to remove (or directs its transfer agent not to remove or impairs, delays, and/or hinders its transfer agent from removing) any restrictive legend (or to withdraw any stop transfer instructions in respect thereof) on any shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to any securities of the Borrower held by the Holder as and when required by such securities (or makes any written announcement, statement or threat that it does not intend to honor the obligations described in this paragraph) and any such failure shall continue uncured (or any written announcement, statement or threat not to honor its obligations shall not be rescinded in writing) for two business days after the Holder shall have delivered an applicable notice of conversion or exercise. It is an obligation of the Borrower to remain current in its obligations to its transfer agent. It shall be an event of default of this Note, if a conversion of any securities held by the Holder is delayed, hindered or frustrated due to a balance owed by the Borrower to its transfer agent. If at the option of the Holder, the Holder advances any funds to the Borrower's transfer agent in order to process a conversion or exercise (excluding for the avoidance of doubt, the conversion price which is the Holder's obligation to pay), such advanced funds shall be paid by the Borrower to the Holder within five business days, either in cash or as an addition to the balance of this Note, and such choice of payment method is at the discretion of the Borrower.

Exhibit A-6

3.3 Breach of Covenants. The Borrower breaches any covenant or other term or condition contained in this Note or any other documents entered into between the Borrower and the Holder.

3.4 Breach of Representations and Warranties. Any representation or warranty of the Borrower made in this Note or in any agreement, statement or certificate given in writing pursuant hereto or in connection herewith, or in connection with the Purchase Agreement or any Transaction Document, shall be false or misleading in any material respect when made and the breach of which has (or with the passage of time will have) a material adverse effect on the rights of the Holder with respect to this Note.

3.5 Receiver or Trustee. The Borrower or any Subsidiary of the Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed.

3.6 Judgments. Any money judgment, writ or similar process shall be entered or filed against the Borrower or any Subsidiary of the Borrower or any of their respective property or other assets for more than $50,000, and shall remain unvacated, unbonded or unstayed for a period of 10 days unless otherwise consented to by the Holder, which consent will not be unreasonably withheld.

3.7 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings, voluntary or involuntary, for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Borrower or any Subsidiary of the Borrower and, in the case of involuntary proceedings, have not been dismissed within 61 days.

3.8 Delisting of Common Stock on the Trading Market. The Borrower shall fail to maintain the listing or quotation of the Common Stock on the Trading Market. "Trading Market" means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, and the NYSE American (or any successors to any of the foregoing).

3.9 Failure to Comply with the Exchange Act. The Borrower shall fail to comply in any material respect with the reporting requirements of the Exchange Act (including but not limited to becoming delinquent in its filings), and/or the Borrower shall cease to be subject to the reporting requirements of the Exchange Act.

3.10 Liquidation. The Borrower commences any dissolution, liquidation, or winding up of

Borrower or any substantial portion of its business.

3.11 Cessation of Operations. The Borrower ceases operations or Borrower admits it is otherwise generally unable to pay its debts as such debts become due, provided, however, that any disclosure of the Borrower's ability to continue as a "going concern" shall not be an admission that the Borrower cannot pay its debts as they become due.

3.12 Financial Statement Restatement. The Borrower replaces its auditor, or restates any financial statements filed by the Borrower with the SEC for any date or period from two years prior to the Issue Date of this Note and until this Note is no longer outstanding, if the result of such restatement would, by comparison to the unrestated financial statements, have constituted a material adverse effect on the Borrower or the rights of the Holder with respect to this Note.

Exhibit A-7

3.13 Replacement of Transfer Agent. In the event that the Borrower replaces its transfer agent, and the Borrower fails to provide prior to the effective date of such replacement, a fully executed Irrevocable Transfer Agent Instructions signed by the successor transfer agent to Borrower and the Borrower that reserves 200% of the total amount of shares previously held in reserve for the Borrower's immediately preceding transfer agent.

3.14  Cross-Default. Notwithstanding anything to the contrary contained in this Note or the other related or companion documents, a breach or default by the Borrower of any covenant or other term or condition contained in any other agreements or financial instrument, including but not limited to the Transaction Documents, as well as all convertible promissory notes currently issued, or hereafter issued, by the Borrower, to the Holder or any 3rd  party (the "Other Agreements"), shall, at the option of the Holder, be considered a default under this Note, in which event the Holder shall be entitled to apply all rights and remedies of the Holder under the terms of this Note by reason of a default under said Other Agreement or hereunder.

3.15 Inside Information. Any attempt by the Borrower or its officers, directors, and/or affiliates to transmit, convey, disclose, or any actual transmittal, conveyance, or disclosure by the Borrower or its officers, directors, and/or affiliates of, material non-public information concerning the Borrower, to the Holder or its successors and assigns, which is not immediately cured by Borrower's filing of a Form 8-K pursuant to Regulation FD on that same date.

3.16 No bid. The lowest Trading Price on the Trading Market for the Common Stock is equal to or less than $0.01. "Trading Price" means, for any security as of any date, the lowest VWAP price on the Trading Market as reported by a reliable reporting service designated by the Holder (i.e., www.Nasdaq.com) or, if Nasdaq is not the principal trading market for such security, on the principal securities exchange or trading market where such security is listed or traded or, if the lowest intraday trading price of such security is not available in any of the foregoing manners, the lowest intraday price of any market makers for such security that are quoted on the OTC Markets.

3.17 Prohibition on Debt and Variable Securities. The Borrower, without written consent of the Holder, enters into any Variable Rate Transaction or other similar transaction. Variable Rate Transaction shall mean any Equity Line of Credit or similar agreement, nor issue nor agree to issue any common stock, floating or Variable Priced Equity Linked Instruments nor any of the foregoing or equity with price reset rights (subject to adjustment for stock splits, distributions, dividends, recapitalizations and the like) (collectively, the "Variable Rate Transaction"). For purposes hereof, "Equity Line of Credit" shall include any transaction involving a written agreement between the Company and an investor or underwriter other than the Holder or an affiliate of the Holder whereby the Company has the right to "put" its securities to the investor or underwriter over an agreed period of time and at an agreed price or price formula, and "Variable Priced Equity Linked Instruments" shall include: (A) any debt or equity securities which are convertible into, exercisable or exchangeable for, or carry the right to receive additional shares of Common Stock either (1) at any conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for Common Stock at any time after the initial issuance of such debt or equity security, or (2) with a fixed conversion, exercise or exchange price that is subject to being reset at some future date at any time after the initial issuance of such debt or equity security due to a change in the market price of the Company's Common Stock since date of initial issuance, and (B) any amortizing convertible security which amortizes prior to its maturity date, where the Company is required or has the option to (or any investor in such transaction has the option to require the Company to) make such amortization payments in shares of Common Stock which are valued at a price that is based upon and/or varies with the trading prices of or quotations for Common Stock at any time after the initial issuance of such debt or equity security (whether or not such payments in stock are subject to certain equity conditions). For the avoidance of doubt, a Section 3(a)(9) exchange and a settlement under a Section 3(a)(10) settlement, each under the Securities Act, or any other similar settlement or exchange shall be deemed a Variable Rate Transaction for the purposes of this Note.

Exhibit A-8

3.18 Failure to Repay Upon Qualified Offering. The Borrower completes an offering and/or sale of securities, or becomes a borrower under any loan documents and/or credit facilities, on or after the Issue Date and fails to apply the proceeds of such offering, sale or loan to the repayment of this Note, until this Note is repaid in its entirety as required under Section 2.4.

UPON THE OCCURRENCE OF ANY EVENT OF DEFAULT SPECIFIED IN  SECTION 3.2, UPON WRITTEN DEMAND BY THE HOLDER THIS NOTE SHALL BECOME IMMEDIATELY DUE AND PAYABLE AND THE BORROWER SHALL PAY TO THE HOLDER, IN FULL SATISFACTION OF ITS OBLIGATIONS HEREUNDER, AN AMOUNT EQUAL TO: (Y) THE DEFAULT AMOUNT (AS DEFINED HEREIN); MULTIPLIED BY (Z) TWO (2). Upon the occurrence of any Event of Default specified in  Sections 3.1, 3.3, 3.4, 3.5, 3.6, 3.7, 3.8, 3.9, 3.10, 3.11, 3.12, 3.13, 3.14, 3.15, 3.16, 3.17 and/or this  3.18, solely upon written demand by the Holder, this Note shall become immediately due and payable and the Borrower shall pay to the Holder, in full satisfaction of its obligations hereunder, an amount equal to 125% (plus an additional 5% per each additional Event of Default that occurs hereunder) multiplied by the then outstanding entire balance of this Note (including principal and accrued and unpaid interest) plus Default Interest from the date of the Event of Default, if any, plus any amounts owed to the Holder pursuant to  Section 1.3(g) in addition to this  Section 3.18 (collectively, in the aggregate of all of the above, the "Default Amount"), and all other amounts payable hereunder shall immediately become due and payable, all without demand, presentment or notice, all of which hereby are expressly waived, together with all costs, including, without limitation, legal fees and expenses, of collection, and the Holder shall be entitled to exercise all other rights and remedies available at law or in equity.

ARTICLE IV. MISCELLANEOUS

4.1 Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privileges. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

4.2 Notices. All notices, offers, acceptance and any other acts under this Notice (except payment) shall be in writing, and shall be sufficiently given if delivered to the addressees in person, by email, by FedEx or similar receipted next day delivery, as follows:

If to the Borrower:	Sphere 3D Corp.
Email: ______________________________________
Attention: Peter Tassiopoulos, CEO
with a copy to:
(which shall not constitute notice)

Exhibit A-9

Pryor Cashman LLP
7 Times Square
New York, NY 10036
Attention: M. Ali Panjwani, Esq.

If to Holder:	Oasis Capital, LLC
Email: adam@oasis-cap.com
Attention: Adam Long, Managing Partner

with a copy to:
(which shall not constitute notice)	Nason Yeager Gerson Harris & Fumero, P.A
bbernstein@nasonyeager.com
Attention: Brian Bernstein, Esq.

4.3 Amendments. This Note and any provision hereof may only be amended by an instrument in writing signed by the Borrower and the Holder. The term "Note" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented.

4.4      Assignability. This Note shall be binding upon the Borrower and its successors and assigns, and shall inure to be the benefit of the Holder and its successors and assigns. Notwithstanding anything to the contrary herein, the rights, interests or obligations of the Borrower hereunder may not be assigned, by operation of law or otherwise, in whole or in part, by the Borrower without the prior signed written consent of the Holder, which consent may be withheld at the sole discretion of the Holder (any such assignment or transfer shall be null and void if the Borrower does not obtain the prior signed written consent of the Holder). This Note or any of the severable rights and obligations inuring to the benefit of or to be performed by Holder hereunder may be assigned by Holder to a third party, in whole or in part, without the need to obtain the Borrower's consent thereto. Each transferee of this Note must be an "accredited investor" (as defined in Rule 501(a) of the Securities Act). Notwithstanding anything in this Note to the contrary, this Note may be pledged as collateral in connection with a bona fide margin account or other lending arrangement.

4.5 Cost of Collection. If default is made in the payment of this Note, the Borrower shall pay the Holder hereof costs of collection, including reasonable attorneys' fees.

4.6 Governing Law. This Note shall be governed by and interpreted in accordance with the laws of the Commonwealth of Puerto Rico without regard to the principles of conflicts of law (whether Puerto Rico or any other jurisdiction).

4.7 Arbitration. Any disputes, claims, or controversies arising out of or relating to this Note, or the transactions, contemplated thereby, or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Note to arbitrate, shall be referred to and resolved solely and exclusively by binding arbitration as provided for in the Purchase Agreement. Either party to this Note may, without waiving any remedy under this Note, seek from any federal or state court sitting in the State of New York any interim or provisional relief that is necessary to protect the rights or property of that party, pending the establishment of the arbitral tribunal. The costs and expenses of such arbitration shall be paid by and be the sole responsibility of the Borrower, including but not limited to the Holder's attorneys' fees, and each arbitrator's fees. The arbitrators' decision must set forth a reasoned basis for any award of damages or finding of liability. The arbitrators' decision and award will be made and delivered as soon as reasonably possible and in any case within sixty days' following the conclusion of the arbitration hearing and shall be final and binding on the parties and may be entered by any court having jurisdiction thereof. Notwithstanding the foregoing, the choice of arbitration shall not limit the Holder's exercise of remedies under the Uniform Commercial Code.

Exhibit A-10

4.8 JURY TRIAL WAIVER. THE BORROWER AND THE HOLDER HEREBY WAIVE A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER OF THE PARTIES HERETO AGAINST THE OTHER IN RESPECT OF ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS NOTE.

4.9 Certain Amounts. Whenever pursuant to this Note the Borrower is required to pay an amount in excess of the outstanding Principal Amount (or the portion thereof required to be paid at that time) plus accrued and unpaid interest plus Default Interest on such interest, the Borrower and the Holder agree that the actual damages to the Holder from the receipt of cash payment on this Note may be difficult to determine and the amount to be so paid by the Borrower represents stipulated damages and not a penalty and is intended to compensate the Holder in part for loss of the opportunity to convert this Note and to earn a return from the sale of shares of Common Stock acquired upon conversion of this Note at a price in excess of the price paid for such shares pursuant to this Note. The Borrower and the Holder hereby agree that such amount of stipulated damages is not plainly disproportionate to the possible loss to the Holder from the receipt of a cash payment without the opportunity to convert this Note into shares of Common Stock.

4.10 Remedies. The Borrower acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Borrower acknowledges that the remedy at law for a breach of its obligations under this Note will be inadequate and agrees, in the event of a breach or threatened breach by the Borrower of the provisions of this Note, that the Holder shall be entitled, in addition to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Note and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

4.11 Usury. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law. The Borrower covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Borrower from paying all or any portion of the principal of or interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Note, and the Borrower (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

4.12 Repayment. Notwithstanding anything to the contrary contained in this Note this Note may be repaid (i) from the Issuance Date until and through the day that falls on the sixty-day anniversary of the Issue Date (the "60 Day Anniversary") at an amount equal to 105% of the aggregate of the outstanding principal balance of the Note and accrued and unpaid interest, (ii) after the 60 Day Anniversary at any time at an amount equal to 110% of the aggregate of the outstanding principal balance of the Note and accrued and unpaid In order to repay this Note in accordance with the preceding sentence, the Borrower shall provide notice to the Holder 10 business days prior to such respective repayment date, and the Holder must receive such repayment within nine business days of the Holder's receipt of the respective repayment notice, but not sooner than twelve business days from the date of notice (the "Repayment Period"). The Holder may convert the Note in whole or in part at any time during the Repayment Period, subject to the terms and conditions of this Note.

Exhibit A-11

** signature page to follow **

Exhibit A-12

IN WITNESS WHEREOF, Borrower has caused this Note to be signed in its name by its duly authorized officer on the Issue Date.

SPHERE 3D CORP.

By:  /s/ Peter Tassiopoulos
Name: Peter Tassiopoulos
Title:  Chief Executive Officer

Exhibit A-13

EXHIBIT A

TO SECURED CONVERTIBLE PROMISSORY-- NOTICE OF CONVERSION

The undersigned hereby elects to convert $amount of this Note (defined below) into that number of shares of Common Stock to be issued pursuant to the conversion of this Note ("Common Stock") as set forth below, of ___________________ (the "Borrower"), according to the conditions of the convertible promissory note of the Borrower dated as of March ______, 2021 (the "Note"), as of the date written below. No fee will be charged to the Holder for any conversion, except for transfer taxes, if any. Box Checked as to applicable instructions:

[ ]        The Borrower shall electronically transmit the Common Stock issuable pursuant to this Notice of Conversion to the account of the undersigned or its nominee with DTC through its Deposit Withdrawal Agent Commission system ("DWAC Transfer").

Name of DTC Prime

Broker: Account Number:

[ ]        The undersigned hereby requests that the Borrower issue a certificate or certificates for the number of shares of Common Stock set forth below (which numbers are based on the Holder's calculation attached hereto) in the name(s) specified immediately below or, if additional space is necessary, on an attachment hereto:

OASIS CAPITAL, LLC
e-mail: adam@oasis-cap.com

Date of Conversion:

Applicable Conversion Price:	$

Number of Shares of Common Stock to be Issued Pursuant to Conversion of this

Amount of Principal Balance Due remaining Under this Note after this conversion:

OASIS CAPITAL, LLC

By:____________________________________
Name:__________________________________
Title:___________________________________
Date:___________________________________

Exhibit A-14